November 1, 2010

Ryan C. Larrenaga
One Financial Center
Boston, MA 02111
(617) 772-3743

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re: Columbia Funds Series Trust (the “Registrant”); File No. 811-09645

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the RiverSource Disciplined Small & Mid Cap Equity Fund series of RiverSource Dimensions Series, Inc. (File No. 811-01629) into the Columbia Mid Cap Value Fund series of the Registrant;

2)	the Columbia Blended Equity Fund series of Columbia Funds Series Trust I (File No. 811-04367) into the Columbia Large Cap Core Fund series of the Registrant; (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective the thirtieth day after the date upon which it is filed pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust